UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-29611

The Children’s Internet, Inc.
(Exact name of registrant as specified in its charter)

2377 Gold Meadow Way, Suite 100, Gold River, CA 95670
(916) 631-1988
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock and Preferred Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a)or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]        Rule 12h-3(b)(1)(ii)   [ ]
Rule 12g-4(a)(1)(ii)    [ ]          Rule 12h-3(b)(2)(i)    [ ]
Rule 12g-4(a)(2)(i)     [ ]          Rule 12h-3(b)(2)(ii)   [ ]
Rule 12g-4(a)(2)(ii)    [ ]          Rule 15d-6                 [ ]
Rule 12h-3(b)(1)(i)     [ ]

Approximate number of holders of record as of the certification or notice date: 274

Pursuant to the requirements of the Securities Exchange Act of 1934, The Children’s Internet, Inc. has caused this certification/notice to be signed on its behalf  by the undersigned duly authorized person.

July 26, 2010	/s/ Richard J. Lewis
By: Richard J. Lewis Chief Executive Officer